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05007720

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration


PROCESSED
MAY 13 2005
THOMSON FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4170 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/11/05

Gitennes Exploration Inc.

2004 Annual Report



To our Shareholders,

On behalf of the Board of Directors I am pleased to present the Company's Annual Report for the year ended December 31, 2004.

In 2005 *Gitennes* will be exploring Tucumachay - one of the most interesting gold prospects that I have seen in recent years.

Tucumachay is *exciting*. It has strong mineralization exposed at surface, the potential to be big, and a location close to roads and power. It also has *great geology*.

Tucumachay is *new*. It is a *greenfields* gold project located in the Andes of *central Peru*, a country known for its major gold deposits, a long history and tradition of mining, and a prodigious rate of gold discoveries.

Tucumachay is now underway. A 15-man camp is up, crews are on site and fieldwork has started.

Tucumachay has more to be found. Each successive trip to the project last year resulted in new showings, better mineralization and better grades than the previous. So before the anticipated commencement of drilling in July we expect to have a lot of fun opening the box of prizes that Tucumachay contains.

We can't wait for the drill to start turning!

Thank you for your continuing interest and support.

Jerry Blackwell
President



The Camp at Quispe's



FORM 51-102F1

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

FOR

GITENNES EXPLORATION INC.

March 24, 2005

The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Canada and Perú. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper, gold and other base metals in Canada. During the year ending December 31, 2004, the Company's 50% affiliate, Minera Corimalqui S.A. ("Corimalqui"), completed a second drilling programme at the Urumalqui property in northern Perú. Also, the Company has commenced pre-drilling work at the Tucumachay project in Central Perú. The Tucumachay project is subject to an option agreement dated June 30, 2004 with Inmet Mining Corp. In Canada, the Company undertook fieldwork at the Badger, Esten and Red properties. The Company has elected to not exercise its options or continue exploration on the Fox, Bear/Badger, Esten and Garden-Obonga properties, and to write down all expenditures incurred on these properties in the current and prior reporting periods (see "*Results of Operations*").

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

On August 19 2004, the Company issued 650,000 flow-through share units for gross proceeds of $299,000. Proceeds were used to fund ongoing exploration on its Canadian properties. During the year ending December 31, 2004 the Company expended $1,339,205 on its mineral properties in Perú and Canada. This amount includes $428,500 recorded for shares issued to property owners for acquisition and option requirements. The Company's cumulative resource property costs to December 31, 2004 were $2,156,366, which is up from the cumulative balance of $1,906,548 as at December 31, 2003. The net increase for the year includes current additions of $1,339,205 less a write-down of $1,089,387 in expenditures on the Fox, Bear/Badger, Esten and Garden-Obonga properties in Ontario (see "Results of Operations").

The Company recorded a loss of $1,708,913 for the year ended December 2004, after a tax recovery of $106,444 related to the issuance of flow-through shares in the year. The loss for 2004 includes the Company's normal operating and administrative expenses of $725,881 plus the non-cash stock-based compensation of $290,514 for the year. Other items in this year's loss include a $431,267 gain on the sale of shares acquired on the disposal of the Rio Blanco property in fiscal 2003, a write-down of mineral properties of $1,089,387, and other items totalling a net expense of $34,398 (see "Results of Operations").

Selected Annual Information

The following table summarizes selected financial data for Gitennes for each of the three most recent financial years. The information herein is prepared in accordance with Canadian generally accepted accounting principles.

	Years Ended December 31		
	2004	**2003**	**2002**
Total assets	2,843,525	3,852,581	2,222,897
Cash & cash equivalents	563,649	1,610,166	846,234
Current assets	618,054	1,877,621	875,050
Current liabilities	58,772	310,685	43,708
Long term liabilities	Nil	Nil	Nil
Total shareholders' equity	2,784,753	3,541,896	2,179,189
General and administrative expenses	1,016,395	700,611	393,736
Cumulative resource property expenses	2,156,366	1,906,548	1,295,199
Write-off of exploration costs	1,089,387	2,104	11,635
Net income (loss) from continuing operations	(1,708,913)	1,265,305	(591,633)
Basic and diluted earnings (loss) per share	(0.06)	0.04	(0.02)

Financial Data for the Last Eight Quarters

Three Months Ended	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) before Extraordinary items	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)	1,508,579	(220,458)
Net income (loss)	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)	1,508,579	(220,458)
Income (loss) per share	(0.01)	(0.01)	(0.04)	0.01	0.01	(0.01)	0.05	(0.01)

Results of Operations

Income

During the year ending December 31, 2004, the Company recorded a gain on the sale of marketable securities of $431,267 (2003 - $497,277). The Company recorded a gain of $Nil (2003 - $1,893,988) on the sale of mineral properties in the year.

Expenses

A summary of the Company's significant expense items is as follows:

	Years Ended December 31		
	2004	**2003**	**2002**
Audit, accounting, legal & professional fees	169,363	173,244	80,263
Filing, transfer fees & investor relations	143,756	162,396	86,069
Office rent, utilities & miscellaneous	115,606	141,892	96,597
Salaries & benefits	239,936	124,649	107,463
Stock option compensation	290,514	70,802	-
Write-down of mineral properties	1,089,387	2,104	11,635
General exploration	82,308	125,489	148,614
Foreign exchange loss	56,151	305,554	44,601
Income tax recovery	(106,444)	Nil	Nil

Audit, accounting, legal and professional fees to December 31, 2004 are consistent with those of the prior year.

Filing, transfer fees and investor relations expenses for 2004 are slightly lower due to decreased investor relations activities compared to the year ending December 31, 2003.

Office rent, utilities and miscellaneous costs are lower for the year due to savings in overhead that the Company has made, which have been offset by a large increase in insurance premiums for commercial general liability and contents coverage.

Salaries and benefits for the year ending December 31, 2004 are significantly higher than in the year ending December 31, 2003. This is due to the increasing costs in retaining qualified employees and consultants as well as the allocation of certain of the Company's employees' time, more of which was spent on direct mineral exploration activities in the current year than in the prior year.

The write down of mineral property expenditures for the year ending December 31, 2004 reflects the election by the Company to not exercise its options or continue exploration on the Fox, Bear/Badger, Esten and Garden-Obonga properties in Ontario, and to write down all expenditures incurred on these properties in the current and prior reporting periods.

General exploration expenses for the year ending December 31, 2004 have declined compared to the prior year due to the decrease in time spent on project development and reconnaissance and the increased activity on the company's resource properties.

The Company reports a loss on foreign exchange in the year ending December 31, 2004 reflecting the increase in the value of the Canadian dollar compared to the United States dollar. The Company maintains significant portions of its cash reserves in American dollars.

On December 31, 2004, the Company recognized a tax recovery of $106,444 upon renouncing $299,000 in mineral expenditures to its flow-through shareholders (see "*Changes in Accounting Policies – Flow-through shares*"). The Company did not issue flow-through shares in 2003 or 2002.

Properties

The Company has five mineral projects in Perú and four mineral projects in Canada. Work is supervised by J. Blackwell, P.Geo, and J. Foster, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

Property		Years Ended December 31 2004	2003	2002
Urumalqui	Acquisition	-	66,754	20,575
	Exploration	204,450	438,237	3,022
	Cumulative	**733,038**	**528,588**	**23,597**
La Chivona	Acquisition	-	35,563	-
	Exploration	13,839	111,372	-
	Cumulative	**160,774**	**146,935**	**-**
Rio Seco	Acquisition	-	-	-
	Exploration	6,893	146,723	6,575
	Cumulative	**258,205**	**251,312**	**104,589**
Tucumachay	Acquisition	400,000	-	-
	Exploration	103,805	-	-
	Cumulative	**503,805**	-	-
Badger & Bear	Acquisition	14,000	19,250	16,500
	Exploration	73,170	7,571	210,550
	Write-down	(341,041)	-	-
	Cumulative	**-**	**253,871**	**227,050**
Esten	Acquisition	-	11,750	-
	Exploration	108,104	11,544	-
	Write-down	(131,398)	-	-
	Cumulative	**-**	**23,294**	**-**
Fox	Acquisition	-	-	26,000
	Exploration	14,287	6,741	35,351
	Write-down	(556,536)	-	-
	Cumulative	**55,354**	**597,603**	**590,862**
Red	Acquisition	44,306	-	-
	Exploration	339,716	-	-
	Cumulative	**384,022**	**-**	**-**

Urumalqui Property

The Urumalqui property is a joint venture between the Company and Meridian Gold Inc, through a 50% interest in affiliate Corimalqui. It is located in north-central Perú about 70 km east of the port city of Trujillo. Gitennes' share of cumulative expenditures to December 31, 2004 is $733,038.

During the second quarter of 2004, contractors acting on behalf of Corimalqui completed all agreements with local landowners and communities and the Company obtained its required drill permits. Drilling began during the third quarter of 2004 and was completed December 2004.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration *activity on the property during the reporting period. Cumulative expenditures to December 31, 2004 were* $160,774.

Rio Seco Property

The property is located in coastal, central Perú. There was minimal exploration activity on the property during the reporting period. Cumulative expenditures to December 31, 2004 were $258,205.

Lapidem Property

The property is located 55 km east of Trujillo in the Andes Mountains. No geological exploration occurred during the year ending December 31, 2004.

Tucumachay Property

The property is located in the Andes Mountains of central Peru. On June 30, 2004 the Company signed a letter-of-intent with Inmet Mining Corp. ("Tucumachay Agreement"), under the terms of which the Company has an option to earn an interest in the property. During the year ending December 31, 2004 the Company conducted orientation, or early-stage soil geochemical and rock sampling programmes at the property, as well as geophysical surveys. Cumulative exploration expenditures to December 31, 2004 were $503,805, which includes $400,000 in acquisition costs. As required by the terms of the Tucumachay Agreement, the Company issued 1,000,000 shares from treasury with a deemed value of $0.40 per share.

Badger and Bear Option

The properties are located 135 km north of Thunder Bay, Ontario. During the year ending December 31, 2004 the Company spent $73,170 on drilling the property. Results were not favourable and the Company has elected not to exercise its option and has written off all expenses ($341,041) associated with the project.

Esten Option

This property, which was acquired in 2003, is located south of Elliot Lake, Ontario. During the year ending December 31, 2004, the Company undertook an exploration programme of airborne and ground geophysical surveys, geological mapping and soil geochemical sampling. Results were not favorable and the Company has elected not to exercise its option and has written off all expenses ($131,398) associated with the project.

Fox Property

The Company has elected not to exercise its option on the Fox property and has written off all expenses associated with the project ($556,536 to December 31, 2004), save certain claims (South Fox) adjacent to the southern portion of the option property which the Company owns outright and intends to explore further. During the year ending December 31, 2004, the Company undertook geological mapping and geochemical surveys on the South Fox property. Cumulative expenditures on these retained claims to December 31, 2004 were $55,354.

Red Option

During the year ending December 31, 2004, the Company entered into an Option agreement with respect to the Red claims, a copper-gold prospect located in north-central British Columbia. During 2004, the Company undertook a programme of geophysical surveys, geological mapping, core drilling and geochemical surveys on the property. Cumulative expenditures to December 31, 2004 are $384,022 which includes the cost of acquisition.

Liquidity

The Company's cash and cash equivalents decreased by $1,046,517 during the year ending December 31, 2004, which is due mostly from uses of cash in operating activities for the year. As at December 31, 2004 the cash and cash equivalents were $563,649 compared to $1,610,166 at December 31, 2003. Working capital as at December 31, 2004 totalled $559,282 compared to $1,566,936 in 2003.

The Company has no long-term debt, no capital lease obligations, no purchase obligations and its only operating leases are with respect to office premises. In Vancouver, the Company has a three-year lease on office and storage space that expires on October 21, 2005 at a monthly fee of $2,115 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,150 per month on a rental agreement that is renewed annually during November.

Capital Resources

As at the date hereof, the Company has met the terms of its option agreements for the Red property, as well as its joint venture obligation in respect of the Urumalqui property. The Company has significant expenditure requirements to meet if it elects to earn its interest in the Red and Tucumachay properties, therefore, the Company anticipates having to raise additional funds during 2005 in order to meet the terms of its option agreements. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

Fourth Quarter

The Company's loss during the fourth quarter was $225,071 or $0.01 per share. The current fourth quarter loss compares to a net income of $157,938 or $0.01 per share in the fourth quarter of 2003. The income in 2003 was due to a gain realized on the sale of shares acquired on the disposal of the Rio Blanco property in the prior year. Significant items and differences in the fourth quarter expenses or operating cash flows from the other quarters in 2004 included a $106,444 income tax recovery recorded upon the renunciation of $299,000 in mineral expenditures to flow-through shareholders on December 31, 2004; a $131,398 write-down of mineral properties; and payment of a $19,152 B.C. Capital Tax reassessment for prior years. Cash expended on the mineral properties was $443,581 compared to $309,249 in the third quarter, $124,121 in the second quarter, and $33,754 in the first quarter.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at December 31, 2004 or at the date hereof.

Transactions with Related Parties

During the year ending December 31, 2004, the Company incurred $37,450 (2003 - $36,436) in legal fees paid to a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $1,603 (2003 - $17,801) payable to this firm.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of December 31, 2004 and the date hereof, the number of issued and outstanding common shares was 30,972,831 (34,523,831 on a diluted basis).

On June 23, 2004, the Company received shareholder approval to increase the number of shares reserved for compensation under the Stock Option Plan to 4,500,000 shares.

During the year ending December 31, 2004, the Company issued 50,000 shares as part of its obligations under the terms of the Red option agreement, 40,000 shares under the Bear and Badger option agreement, and 1,000,000 shares pursuant to the terms of the Tucumachay agreement.

Additionally, during the year ending December 31, 2004, the Company issued, on a private placement basis, 650,000 units priced at $0.46 per unit. Each unit consisted of one flow-through share and one-half non-transferable common share purchase warrant. An 8% fee was paid in connection with the private placement, payable by the issuance of 52,000 non-flow-through units, such that the cumulative securities issuances pursuant to the private placement were:

a) 702,000 common shares, and

b) 702,000 one-half common share purchase warrants

Two one-half common share purchase warrants will entitle the holder to acquire one common share of the Company at $0.46 until August 19, 2005. Gross proceeds of the placement were $299,000.

The Company has a fixed stock option plan. As at December 31, 2004, there were 2,900,000 stock options granted to directors and officers of the Company and its affiliates, and 300,000 stock options granted to employees or long-term contractors, for a total of 3,200,000 as follows:

Number	Exercise Price	Expiry Date
750,000	$0.355	April 21, 2009
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
180,000	$0.40	July 21, 2009
3,200,000		

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, "Asset Retirement Obligations." This new section requires recognition of a liability for legal obligations relating to the retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of these assets. The liability for asset retirement obligations must be recognized at fair value in the period in which it is incurred when a reasonable estimate of fair value can be made. Such retirement costs are added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. The Company adopted this recommendation without any impact on its current or previous financial statements.

Flow-through Shares

The Company has adopted, on a prospective basis, the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after 19 March 2004. Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares whereby the flow-through shareholder may claim the tax deductions arising from the related qualifying resource expenditures incurred by the Company. On the effective date that the resource expenditures are renounced to the shareholder, the Company recognizes, as a cost of issuing the flow-through shares, a change in its future tax assets resulting from the difference between the book value and the tax value of the related resource expenditures.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due from a joint venture partner. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At December 31, 2004 the Company held currency totalling US$439,076, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar. Due to the Company's US dollar position and the appreciation of the Canadian dollar in the year ending December 31, 2004, the Company recognized a foreign exchange loss of $56,151.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The consolidated financial statements for the year ending December 31, 2004 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ending March 31, 2004 and December 31, 2003, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Approval

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com

Cautionary Note

Certain statements included herein constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or of the mining industry to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that such statements will prove accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. All current and subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

GITENNES EXPLORATION INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

Gitennes Exploration Inc.

Suite 2390 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

Management's Responsibility for Financial Reporting

The consolidated financial statements of Gitennes Exploration Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Staley, Okada & Partners and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Jerry D. Blackwell"

Jerry D. Blackwell
Chief Executive Officer

March 24, 2005

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheets of Gitennes Exploration Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley Okada & Partners"

Vancouver, B.C.
February 23, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Gitennes Exploration Inc.

Statement 1

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS	2004	2003
Current		
Cash and cash equivalents	$ **563,649**	$ 1,610,166
Marketable securities *(Note 7)*	**-**	202,054
Accounts receivable	**27,867**	14,304
Prepaid expenses	**5,979**	4,686
Due from joint venture partner *(Note 4j)*	**20,559**	46,411
	618,054	1,877,621
Mineral Properties *(Note 4)*	**2,156,366**	1,906,548
Property, Plant and Equipment *(Note 5)*	**69,105**	68,412
	$ **2,843,525**	$ 3,852,581

LIABILITIES	2004	2003
Current		
Accounts payable and accrued liabilities *(Note 8)*	$ **58,772**	$ 310,685
Continued Operations *(Note 1)*		
Commitment *(Note10)*		

SHAREHOLDERS' EQUITY	2004	2003
Share Capital *(Note 6)*	**25,715,811**	25,052,624
Contributed Surplus *(Note 6b)*	**357,454**	68,871
Deficit - *Statement 2*	**(23,288,512)**	(21,579,599)
	2,784,753	3,541,896
	$ **2,843,525**	$ 3,852,581

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended December 31
Canadian Funds

	2004	2003
Expenses		
Audit, accounting, legal and professional fees	$ 169,363	$ 173,244
Amortization	13,819	14,653
Filing, transfer fees and investor relations	143,756	162,396
Insurance	19,798	1,057
Interest and bank charges	2,968	3,050
Office rent, utilities and miscellaneous	115,606	141,892
Salaries and benefits	239,936	124,649
Stock-based compensation *(Note 6d)*	290,514	70,802
Travel	20,635	8,868
Loss Before the Under-noted	(1,016,395)	(700,611)
Other Income (Loss)		
Foreign exchange loss	(56,151)	(305,554)
Gain on disposal of marketable securities *(Note 7)*	431,267	497,277
Gain on disposal of mineral concession	-	3,503
Gain on disposal of Rio Blanco *(Note 4g)*	-	1,893,988
BC capital tax	(19,152)	-
General exploration	(82,308)	(125,489)
Interest and other income	16,769	4,295
Write-down of mineral properties *(Note 4)*	(1,089,387)	(2,104)
Income (Loss) Before Income Taxes	(1,815,357)	1,265,305
Income tax recovery *(Note 9)*	106,444	-
Income (Loss) For the Year	(1,708,913)	1,265,305
Deficit - Beginning of year	(21,579,599)	(22,844,904)
Deficit - End of Year	$ (23,288,512)	$ (21,579,599)
Earning (Loss) Per Share - Basic and Diluted	$ (0.06)	$ 0.04
Weighted-Average Number of Shares Outstanding	29,914,682	28,870,050

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended December 31
Canadian Funds

	2004	2003
Cash Flows from Operating Activities		
Income (loss) for the year	$ (1,708,913)	$ 1,265,305
Items not affecting cash		
Amortization	13,819	14,653
Stock-based compensation	290,514	70,802
Write-down of mineral properties	1,089,387	2,104
Gain on disposal of marketable securities	(431,267)	(497,277)
Income tax recovery	(106,444)	-
Gain on disposal of mineral concession	-	(3,503)
Gain on disposal of Rio Blanco	-	(1,893,988)
	(852,904)	(1,041,904)
Changes in non-cash working capital items		
Accounts receivable	(13,563)	(2,063)
Prepaid expense	(1,293)	10,699
Due from joint venture partner	25,852	(46,411)
Accounts payable and accrued liabilities	(251,913)	266,977
	(240,917)	229,202
	(1,093,821)	(812,702)
Cash Flows from Financing Activities		
Net proceeds from issuance of common shares	339,200	10,600
Cash Flows from Investing Activities		
Mineral properties - net of recoveries	(910,705)	(930,366)
Proceeds on disposal of mineral property	-	1,484,600
Proceeds on disposal of mineral concession	-	3,503
Purchase of property, plant and equipment	(14,512)	(30,416)
Proceeds on disposal of marketable securities	633,321	1,038,713
	(291,896)	1,566,034
Net Increase (Decrease) in Cash and Cash Equivalents	(1,046,517)	763,932
Cash and cash equivalents - Beginning of year	1,610,166	846,234
Cash and Cash Equivalents - End of Year	$ 563,649	$ 1,610,166

Supplemental Schedule of Non-Cash Investing and Financing Transactions	2004	2003
Mineral properties acquired through the issuance of shares	$ 428,500	$ 16,000
Shares received for sale of resource property	$ -	$ 742,300
Loss of future income tax assets – flow-through shares	$ (106,444)	$ -
Stock-based compensation – share capital	$ 1,931	$ 1,931
Stock-based compensation – contributed surplus	$ 288,583	$ 68,871

- See Accompanying Notes -

1. Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that *current exploration programs will result in profitable mining operations. The Company has no* source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd.,Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. These financial statements also include the results of operations of Rio Blanco Copper Ltd., and its wholly-owned subsidiary, Compania Minera Majaz, S.A., up to April 7, 2003, the date of disposition *(Note 4g)*. All of the Company's wholly-owned subsidiaries have been accounted for under the purchase method.

These consolidated financial statements also include the accounts of Oromalqui Gold Corp., in which the Company has a 50% interest pursuant to a joint venture agreement *(Note 4j)* and its wholly-owned subsidiary, Minera Corimalqui S.A. The Company accounts for its interest in the joint venture under the proportionate consolidation method of accounting. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture.

b) Foreign Currency Translation

The operations of the Company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results in the period incurred.

2. *Accounting policies* - *Continued*

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

e) Marketable Securities

Marketable securities are recorded at the lower of cost and quoted market value.

f) Property, Plant and Equipment

Capital assets are recorded at cost less accumulated amortization, which is calculated on a *declining balance basis at the following annual rates:*

Computer equipment - 20%
Furniture and fixtures - 20%
Equipment - 20%

g) Mineral Properties

The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management regularly reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not accrued. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. Accounting policies – *Continued*

h) Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*, became effective on January 1, 2004. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be made. There is no effect on prior years, as a result of adopting this new recommendation.

i) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

j) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

k) Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective for all awards granted on or after January 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation was recognized only when stock-based awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

2. Accounting policies - *Continued*

l) Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m) Income Taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

n) Flow-Through Shares

The Company has adopted, on a prospective basis, the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after 19 March 2004. Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares whereby the flow-through shareholder may claim the tax deductions arising from the related qualifying resource expenditures incurred by the Company. On the effective date that the resource expenditures are renounced to the shareholder, the Company recognizes, as a cost of issuing the flow-through shares, a change in its future tax assets resulting from the difference between the book value and the tax value of the related resource expenditures.

If the effective date of renunciation is prior to the date of the related expenditures being incurred, the Company will recognize the timing difference if it has reasonable assurance that all qualifying expenditures will be made in accordance with the flow-through agreement.

o) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from joint venture partner, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At December 31, 2004, the Company held currency totalling US$439,076, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Canada				Peru					
	Fox	Red	Bear and Badger	Esten	Tucumachay	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2003	$ 597,603	$ -	$ 253,871	$ 23,294	$ -	$ 251,312	$ 146,935	$ 528,588	$ 104,945	$ 1,906,548
Acquisition Costs	-	44,306	14,000	-	400,000	-	-	-	9,456	467,762
Deferred Expenditures										
Administration	1,053	4,750	791	114	2,225	-	895	728	-	10,556
Assays	3,952	19,208	184	-	4,986	-	-	-	-	28,330
Consulting geology	9,282	219,736	19,952	40,645	37,636	2,692	9,648	31,068	7,179	377,838
Drilling	-	51,686	52,243	-	-	-	-	91,792	-	195,721
Geophysics	-	26,406	-	67,345	29,396	-	-	41,074	-	164,221
Government taxes	-	-	-	-	2,098	510	3,296	34,657	-	40,561
Tenure	-	9,030	-	-	-	3,691	-	5,131	-	17,852
Topographic survey	-	8,900	-	-	27,464	-	-	-	-	36,364
Total additions during the year	14,287	384,022	87,170	108,104	503,805	6,893	13,839	204,450	16,635	1,339,205
Write-down of mineral properties	(556,536)	-	(341,041)	(131,398)	-	-	-	-	(60,412)	(1,089,387)
December 31, 2004	$ 55,354	$ 384,022	$ -	$ -	$ 503,805	$ 258,205	$ 160,774	$ 733,038	$ 61,168	$ 2,156,366

4. Mineral Properties - *Continued*

a) Details of mineral property activities are as follows: - *Continued*

	Canada			Peru					
	Fox	Bear and Badger	Esten	Rio Blanco	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2002	$ 590,862	$ 227,050	$ -	$ 293,008	$ 104,589	$ -	$ 23,597	$ 56,093	$ 1,295,199
Acquisition Costs	-	19,250	11,750	-	-	35,563	66,754	19,210	152,527
Deferred Expenditures									
Administration	-	-	28	-	9,175	4,038	1,444	3,223	17,908
Assays	82	677	1,098	75	18,521	-	8,058	133	28,644
Consulting geology	6,225	6,294	5,718	20,937	31,281	32,991	62,595	22,848	188,889
Drilling	-	-	-	-	80,229	-	291,793	-	372,022
Geophysics	-	600	-	-	-	58,578	16,395	1,640	77,213
Government taxes	-	-	-	-	6,282	10,522	41,404	2,487	60,695
Tenure	434	-	4,700	18,893	400	-	6,175	-	30,602
Topographic survey	-	-	-	-	835	5,243	10,373	1,415	17,866
Total additions during the year	6,741	26,821	23,294	39,905	146,723	146,935	504,991	50,956	946,366
Write-down of mineral properties	-	-	-	-	-	-	-	(2,104)	(2,104)
Sale of mineral property	-	-	-	(332,913)	-	-	-	-	(332,913)
December 31, 2003	$ 597,603	$ 253,871	$ 23,294	$ -	$ 251,312	$ 146,935	$ 528,588	$ 104,945	$ 1,906,548

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	Total 2004	Total 2003
Canada				
Fox, B.C.	$ -	$ 55,354	$ 55,354	$ 597,603
Red, B.C.	44,306	339,716	384,022	-
Bear and Badger, Ontario	-	-	-	253,871
Esten, Ontario	-	-	-	23,294
Other	-	-	-	60,412
Peru				
Tucumachay	400,000	103,805	503,805	-
Rio Seco	-	258,205	258,205	251,312
Urumalqui	87,329	645,709	733,038	528,588
La Chivona	35,563	125,211	160,774	146,935
Other	27,666	33,502	61,168	44,533
	$ 594,864	$ 1,561,502	$ 2,156,366	$ 1,906,548

c) Fox, B.C., Canada

By an agreement made effective October 16, 2000, amended on October 16, 2002 and October 14, 2003, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. In accordance with the agreement, the Company made optional cash payments totalling $90,000 and issued 300,000 shares.

During the year ended December 31, 2004, the Company decided not to exercise this option and accordingly, has written off expenditures of $556,536 associated with the claims under option, including acquisition costs of $171,886.

The Company owns other mineral claims adjacent to the Fox property. The Company has retained these claims and intends to explore them further in the future. Exploration expenditures of $55,354 are associated with these other claims.

d) Red, B.C., Canada

By an agreement made effective September 3, 2004, the Company has an option to acquire the Red Property, located in north-central British Columbia.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash (paid), issue 50,000 shares (issued) and spend $100,000 (incurred). Thereafter, the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $2 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

4. Mineral Properties – *Continued*

e) Bear and Badger, Ontario, Canada

By an agreement dated February 7, 2002 and amended on January 21, 2004, the Company obtained an option to acquire two properties located in Ontario known as the Bear property and the Badger property. The Company made optional cash payments totalling $22,500 and issued 90,000 shares under this agreement.

During the year ended December 31, 2004, the Company decided not to exercise the option to purchase these properties and has written off expenditures of $341,041 including acquisition costs of $49,750.

f) Esten, Ontario, Canada

By agreement dated November 14, 2003, the Company obtained an option to acquire a 100% interest in a property in Ontario known as the Esten property. The Company issued 25,000 shares under this agreement.

During the year ended December 31, 2004, the Company decided not to exercise the option to purchase this property and has written off expenditures of $131,398 including acquisition costs of $11,750.

g) Rio Blanco, Peru

On April 7, 2003, the Company sold its rights to and interest in the Rio Blanco property to Monterrico Metals plc ("Monterrico"). The transaction was valued at US$1,500,000 (CDN$2,226,900) and was comprised of a cash payment of US$1,000,000 plus 412,092 shares of Monterrico valued at US$500,000 *(Note 7)*. A gain on disposal of CDN$1,893,988 was recognized in the financial statements for the year ended December 31, 2003.

h) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company may acquire a 100% interest in the 2,300-hectare Tucumachay property by:

i) Issuing 1,000,000 shares to Inmet (issued);
ii) Committing to a first year expenditure of US$600,000, to be incurred on the property before December 31, 2005; and
iii) At the Company's option, making total exploration expenditures of US$1,600,000 by December 31, 2008.

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

i) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway.

4. Mineral Properties - *Continued*

j) Urumalqui, Peru

Under the terms of a joint venture agreement dated December 31, 2003 with Meridian Gold Inc. ("Meridian"), Gitennes and Meridian have each agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, project expenditures will increase to US$500,000 per company and Meridian will have the option to become the project manager.

Under the terms of the joint venture agreement, the Company and Meridian each contributed concessions covering approximately 2,700 hectares in total for their initial participating interests of 50% each.

k) La Chivona, Peru

The Company acquired, by staking, a 7,600 hectare property near the coastal city of Chiclayo.

l) Other Properties

During the current and prior year, the Company staked various claims in Peru. All of the claims are held 100% by the Company.

In Ontario, the Company staked seven groups of claims collectively referred to as the Garden-Obonga properties. These properties cover mostly geophysical targets and have undergone only early-stage exploration. During the year ended December 31, 2004, the Company abandoned these claims and wrote off all costs associated with them totalling $60,412, including acquisition costs of $14,810.

Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

m) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

Gitennes Exploration Inc.

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Computer equipment	$ 93,495	$ 63,647	$ 29,848	$ 28,748
Furniture and fixtures	66,173	53,591	12,582	15,911
Equipment	38,849	12,174	26,675	23,753
	$ 198,517	$ 129,412	$ 69,105	$ 68,412

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2004 Shares	2004 Amount	2003 Shares	2003 Amount
Balance - Beginning of Year	28,950,831	$ 25,052,624	28,830,831	$ 25,024,093
Flow through private placement *(i)*	650,000	299,000	-	-
Finder's fee *(i)*	52,000	-	-	-
Tax cost recognized on issuance of flow-through shares *(Note 9)*	-	(106,444)	-	-
For mineral properties	1,090,000	428,500	50,000	16,000
Exercise of stock options	230,000	40,200	70,000	10,600
Stock-based compensation *(Note 6d)*	-	1,931	-	1,931
Balance – End of Year	30,972,831	$ 25,715,811	28,950,831	$ 25,052,624

i) Flow-Through Private Placement

Under a Subscription Agreement with Endeavour Financial Inc. dated August 6, 2004, the Company issued 650,000 units priced at $0.46 per unit in a non-brokered private placement. Each unit consists of one common flow-through share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire an additional common share of the Company at $0.46, on or before August 19, 2005. Gross proceeds of the placement were $299,000, all of which were incurred on qualifying expenditures during the year *(Note 9)*. An 8% fee was paid in connection with the private placement, paid by the issuance of 52,000 non-flow-through units. Each unit consists of one common share and one-half non-transferable common share purchase warrant with the same terms as described above.

b) Contributed Surplus

Details are as follows:

	2004	2003
Balance - Beginning of Year	$ 68,871	$ -
Stock-based compensation *(Note 6d)*	290,514	70,802
Compensation attributed to stock options exercised in year *(Note 6d)*	(1,931)	(1,931)
Balance - End of Year	$ 357,454	$ 68,871

6. Share Capital - *Continued*

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the year ended December 31, 2004 the change in stock options outstanding was as follows:

	2004	2003
Options outstanding - Beginning of year	**2,740,000**	2,840,000
Granted	**930,000**	550,000
Forfeited	**(240,000)**	(580,000)
Exercised	**(230,000)**	(70,000)
Options outstanding - End of year	**3,200,000**	2,740,000

Details of the stock options outstanding at December 31, 2004 are as follows:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
3,200,000		

All options outstanding at December 31, 2004 have vested.

The weighted average exercise price of the stock options outstanding at December 31, 2004 is $0.55 and the weighted average remaining contract life of the options is 3.83 years.

d) Stock-Based Compensation

The Company has issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

	2004	2003
Total options granted	**930,000**	550,000
Average exercise price	$ **0.36**	$ 0.13
Estimated fair value of compensation	$ **290,514**	$ 70,802
Estimated fair value per option	$ **0.31**	$ 0.13

Gitennes Exploration Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

6. Share Capital - *Continued*

d) Stock-Based Compensation – *Continued*

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2004	2003
Risk-free interest rate	**3.84%**	4.09%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**129%**	228%
Expected option life in years	**5.00**	5.00

During the year, consultants exercised 15,000 (2003 – 15,000) options for which the related stock-based compensation of $1,931 (2003 - $1,931) has been recorded as share capital in these financial statements.

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) Warrants

As at December 31, 2004, there were 702,000 one-half common share purchase warrants outstanding. Two one-half common share purchase warrants entitle the holder to acquire a common share at $0.46 on or before August 19, 2005.

7. Marketable Securities

During the year ended December 31, 2004, the Company disposed of 112,092 (2003 – 300,000 shares) Monterrico common shares *(Note 4g)* for proceeds of $633,321 (2003 - $1,038,713) and recognized a gain on sale of $431,267 (2003 - $497,277).

8. Related Party Transactions

During the year, the Company incurred $37,450 (2003 - $36,436) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $1,603 (2003 - $17,801) payable to a law firm in which a director of the Company is a partner.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the years ended December 31 are as follows:

	2004	2003
Income (loss) before income taxes for accounting purposes	$ **(1,708,913)**	$ 1,265,305
Adjustments for differences between accounting and taxable income:		
Amortization	**13,819**	10,771
Stock-based compensation	**290,514**	70,802
Resource property costs written off	**1,089,387**	2,104
Unrealized foreign exchange losses	**87,834**	311,623
Non-taxable (gains) losses	**-**	(405)
Consolidated income (loss) for tax purposes	**(227,359)**	1,660,200
Tax rate	**35.6%**	35.6%
Expected tax expense (recovery) for the year	**(80,933)**	591,031
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	**(139,627)**	(908,559)
Reversal of prior years' valuation allowance upon issuance of flow-through shares *(i)*	**(106,444)**	-
Current valuation allowance	**220,560**	317,528
Tax expense (recovery) for the year	$ **(106,444)**	$ -

(i) During the year, the Company issued flow-through shares *(Note 6a)* and renounced $299,000 of its mineral expenditures to the flow-through shareholders. The resultant loss of future income tax assets, which is treated as a cost of issuing the flow-through shares *(Note 2n)*, gives rise to a future tax liability. This liability has been offset by the Company's recognition of future income tax assets that have been previously written down by a valuation allowance.

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2004 are as follows:

	2004	2003
Non-capital loss carry-forwards	$ **2,348,853**	$ 2,709,513
Mineral property expenditures	**1,542,923**	1,389,357
Property, plant and equipment	**63,153**	52,575
	3,954,929	4,151,445
Valuation allowance	**(3,954,929)**	(4,151,445)
	$ **-**	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2005 and 2011 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

Gitennes Exploration Inc.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

10. Commitment

The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $23,000.

11. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2004	Income (Loss)	Capital Assets	Identifiable Assets
Canada	$ (1,505,696)	$ 42,431	$ 558,989
British Virgin Islands	39,573	-	491,032
Peru	(242,790)	26,674	1,793,504
Total	$ (1,708,913)	$ 69,105	$ 2,843,525

2003	Income (Loss)	Capital Assets	Identifiable Assets
Canada	$ 74,069	$ 44,476	$ 1,135,850
British Virgin Islands	1,713,755	-	1,558,540
Peru	(522,519)	23,936	1,158,191
Total	$ 1,265,305	$ 68,412	$ 3,852,581

Corporate Information

Officers and Directors

Jerry D. Blackwell, President, & Director
James R. Foster, Vice - President
Lyle R. Hepburn, Director
Edmund T. Kimura, Director
Kenneth Booth, Director
Kerry Spong, Chief Financial Officer

Shares Listed

TSX Exchange
Symbol: GIT

Capitalization

Authorized: Unlimited
Issued: 30,972,831
(as of December 31, 2004)

Legal Counsel

Beach Hepburn
Toronto, Ontario

Transfer Agent

Computershare Trust Company of Canada
Toronto, Ontario

Auditors

Staley, Okada & Partners
Vancouver, B.C.

In Peru

Gitennes Exploraciones Peru S.A
Miraflores, Lima
Tel: 511 242 4065


SEC MAIL
PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
202
SECTION



GITENNES EXPLORATION INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the shareholders of Gitennes Exploration Inc. (the "Corporation") will be held at the Meeting Room, Lower Main Level, 1055 West Hastings Street, Vancouver, British Columbia, Canada on Tuesday, the 10th day of May, 2005 at the hour of 11:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2. to elect directors;

3. to re-appoint auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, a management information circular, the annual report for the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and a supplemental mailing list form.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Vancouver, this 21st day of March, 2005.

BY ORDER OF THE BOARD


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C.
202
SECTION

(signed) JERRY D. BLACKWELL
President

GITENNES EXPLORATION INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GITENNES EXPLORATION INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME (THE "MEETING DATE") AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are either officers or directors of the Corporation. **A shareholder desiring to appoint some other person to represent him at the Meeting may do so either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy.** An instrument of proxy will only be valid if it is completed and delivered to the office of the registrar and transfer agent indicated on the enclosed envelope not later than 10:00 a.m. on May 9, 2005 (excluding Saturdays and holidays) before the time of holding the Meeting.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by shareholders as described herein or withheld from voting or voted against if so indicated on the form of proxy. **The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting.** At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares (as hereinafter defined) owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Circular and the accompanying notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares"). As of March 21, 2005, the Corporation had 30,972,831 issued and outstanding Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of March 21, 2005 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder, or his duly appointed proxy, is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of the Record Date, there is no person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

Executive Compensation

During the fiscal year ended December 31, 2004, the Corporation had two Named Executive Officers, as defined in "Form 51-102F6 – Statement of Compensation" (the "Form") of the Regulation made under the *Securities Act* (Ontario), namely the President and Chief Financial Officer of the Corporation (the "Named Executive Officers"). The following table, presented in accordance with the Form, sets forth all annual and long-term compensation for services rendered by the Named Executive Officers to the Corporation for the fiscal years ended December 31, 2002, 2003 and 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary[1] ($)**	**Bonus ($)**	**Other Annual Compensation ($)[1]**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)[6]**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Jerry D. Blackwell President	2004	150,000	Nil	Nil	150,000	Nil	Nil	Nil
	2003	150,000	Nil	Nil	200,000	Nil	Nil	Nil
	2002	150,000	Nil	Nil	200,000	Nil	Nil	Nil
Kerry Spong[2] Chief Financial Officer	2004	11,000	Nil	Nil	100,000	Nil	Nil	Nil

(1) All compensation paid is stated in Canadian dollars.
(2) Kerry Spong's employment with the Corporation was effective July 21, 2004.

The Corporation does not have any long term incentive plans, and has not granted any stock appreciation rights.

Options Granted, Repriced and Exercised in the Year Ended December 31, 2004

No stock options were repriced during the year ended December 31, 2004 and no Named Executive Officer exercised any stock options during this period.

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS
DURING THE YEAR ENDED DECEMBER 31, 2004

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees In Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jerry D. Blackwell	150,000	28.30%	$0.355	$0.355	April 21, 2009
Kerry Spong	100,000	18.87%	$0.40	$0.40	July 21, 2009

Option Exercises and Year-End Values

The following table sets forth any exercises of, and year-end values of, incentive stock options held by the Named Executive Officers:

VALUE OF OPTIONS HELD BY THE NAMED EXECUTIVE OFFICERS
AS OF DECEMBER 31, 2004

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jerry D. Blackwell	Nil	N/A	1,150,000	Nil	$84,000	Nil
Kerry Spong	Nil	N/A	100,000	Nil	Nil	Nil

(1) Based on the last trade of the Common Shares on The Toronto Stock Exchange prior to the close of business on December 31, 2004, of $0.35.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2004, concerning options outstanding pursuant to the Corporation's existing stock option plan, which has been approved by the shareholders of the Corporation and which is the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Stock Option Plan	3,200,000	$0.55	1,300,000
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	3,200,000	$0.55	1,300,000

Compensation of Directors

The directors are not compensated for their attendance at directors or shareholders meetings. However, directors are entitled to participate in the Corporation's stock option plan (the "Stock Option Plan"). As of December 31, 2004, the Corporation had outstanding options to purchase 3,200,000 Common Shares, of which 2,800,000 had been granted to directors. No cash remuneration was paid during the financial year ended December 31, 2004 to directors in their capacity as directors, except for reimbursements of "out of pocket" expenses incurred in connection with attendance at such meetings. During the fiscal year ended December 31, 2004, a law firm of which a director is a partner, provided legal services to the Corporation at such rates charged by them to arm's length parties, in the aggregate amount of $37,450.00

Composition of Compensation Committee

The Corporation's executive compensation program is administered by the compensation committee of the board of directors. The compensation committee consists of Edmund T. Kimura and Kenneth D. Booth.

Compensation Policy

The compensation policy of the Corporation is done from the perspective of ownership. Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the Common Shares they hold in the Corporation. Given the very low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options.

The Corporation currently has in place a stock option plan, which was approved by the shareholders of the Corporation on June 18, 1998, as amended by the shareholders on June 23, 2004 (the "Plan"). The maximum number of Common Shares which can be issued under the Plan (including Common Shares previously issued under the Plan) is 4,800,000 (representing 15.5% of the Corporation's outstanding shares). As of the close of business on March 21, 2005, the Corporation had issued an aggregate of 300,000 Common Shares pursuant to exercise of options granted under the Plan and there were issued and outstanding options to purchase an aggregate of 3,400,000 Common Shares (representing 10.98% of the Corporation's outstanding shares) under the Plan. The Plan further provides: (a) the total number of shares which may be reserved for issuance to any one individual, together with all other outstanding stock options granted to such individual, shall not exceed 5% of the outstanding shares of the Corporation; (b) the maximum number of shares which may be reserved for issuance to insiders is 10% of the Corporation's outstanding shares; (c) options are only granted to service providers; (d) the purchase price for the shares of the Corporation under each option is the closing price of the Corporation's Common Shares on the trading date immediately prior to the option grant; (e) the term of the options shall not exceed 10 years; (f) each optionee shall be entitled to exercise his or her option in respect of the full number of optioned shares upon the occurrence of an acceleration event, which is generally a change of control or the liquidation of the incorporation; (g) optionees may exercise their vested options, within 90 days of ceasing to be a service provider or within one year in the event of death; (h) the options are non-assignable; and (i) the Board may amend the Plan subject to regulatory approval.

Salaries are deliberately kept low and are sufficient to maintain an individual's cash flow. Amounts are paid monthly.

The foregoing is submitted by the compensation committee.

Executive Contracts

The Corporation does not have an employment contract in place with the Named Executive Officers. The Corporation does not have in place any compensatory plan or arrangement with any Named Executive Officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Corporation on December 31, 1999 with the total return of the S&P/TSX Composite (Gold) Index for the five most recently completed financial years (assuming reinvestment of dividends). The Corporation's Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") on January 22, 1998, prior to which they were traded on the Alberta Stock Exchange.


Cumulative Value of $100 Invested
Gitennes
S&P/TSX Composite (Gold)
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1999
2000
2001
2002
2003
2004

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Gitennes	$100.00	$312.50	$46.88	$125.00	$406.25	$218.75
S&P/TSX Composite (Gold)	$100.00	$89.14	$109.57	$137.95	$160.87	$148.20

Election of Directors

At the Meeting, shareholders will be asked to elect five directors. The following table provides the names of the five persons (the "Nominees") nominated by management for election as directors and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name & Municipality of Residence	Office	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Jerry D. Blackwell Lions Bay, B.C.	President and Director	1993	Same	920,350
Lyle R. Hepburn Toronto, Ontario	Director	1997	Lawyer	468,285
Edmund T. Kimura(2)(3) Vancouver, B.C.	Director	2000	Consulting Geologist	10,000
Kenneth D. Booth(2)(3) West Vancouver, B.C.	Director	2000	Financial Consultant	11,000
Victor A. Tanaka(2)(4) North Vancouver, B.C.	Director	2005	President of Fjordland Exploration Inc. and Pathfinder Resources Ltd.	50,000

(1) The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee
(4) Mr. Tanaka was appointed to the board of directors on March 18, 2005. Mr. Tanaka has been the President and Director of Fjordland Exploration Inc. since 1996 and President and Director of Pathfinder Resources Ltd. since 1993. Mr. Tanaka is also a director of each of Impact Minerals Ltd., Commander Resources Ltd. and Serengeti Resources Inc.

If any of the above Nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors.

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten years, no director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Victor A. Tanaka

Petra Resource Corp., a reporting issuer in British Columbia, was suspended from trading by the CDNX Venture Exchange (now TSX Venture Exchange) on February 21, 2002 for failure to maintain transfer agent services. Victor A. Tanaka was a director of Petra Resource Corp.

Jerry D. Blackwell

Grange Gold Corporation, a reporting issuer in British Columbia, was subject to a cease trading order by the CDNX Venture Exchange (now TSX Venture Exchange) on June 3, 2003 for failure to file its annual financial statements. The cease trading order was subsequently rescinded on July 22, 2003, forty-nine days after the cease trade was issued. Grange Gold Corporation was allowed to trade again on January 9, 2004, having satisfied the Exchange that it met its listing requirements. Jerry D. Blackwell was a director of Grange Gold Corporation at that time.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Staley, Okada & Partners, Chartered Accountants as auditors of the Corporation for the 2005 fiscal year and to authorize the directors to fix their remuneration. Staley, Okada & Partners, Chartered Accountants have been the auditors of the Corporation since June 21, 2002.

Statement of Corporate Governance Practices

The Corporation's board of directors is responsible for supervising the management of the business and affairs of the Corporation. The board of directors establishes policy direction and fundamental objectives and has adopted a management control process policy which delegates to management the responsibility and authority to direct the Corporation's day-to-day operations, subject to compliance with board of directors approved budgets and strategic plans. Under the policy, certain matters, including significant acquisitions, divestitures and long-term financing, among other things, must be approved in advance by the board of directors. The board of directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees.

The board of directors currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee reviews the effectiveness of the Corporation's financial reporting, management information and internal control systems, and effectiveness of its independent auditors. It also monitors financial reports, cash, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and approves, for submission to the Board, the Corporation's consolidated financial statements.

The Compensation Committee establishes and reviews the compensation policies of the Corporation. The Compensation Committee also reviews senior management's performance. The Compensation Committee makes recommendations for granting stock options under the Stock Option Plan.

Additional information on the Corporation's corporate governance practices is set out in Appendix A, which summarizes the corporate governance guidelines of the TSX, and the Corporation's alignment with them.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time during its last completed financial year.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in material transactions involving the Corporation.

Additional Information

Copies of the Management Information Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management's Discussion and Analysis, and the Annual Information Form may be obtained from SEDAR at www.sedar.com or free of charge upon request from the President of the Corporation at 1055 West Hastings Street, Suite 2390, Vancouver, BC, V6E 2E9.

Board Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 21st day of March, 2005.

(signed) Jerry D. Blackwell
President

APPENDIX A TO THE MANAGEMENT INFORMATION CIRCULAR OF GITENNES EXPLORATION INC. DATED MARCH 21, 2005

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices". Section 473 of the TSX Corporation Manual (the "Manual") requires that this statement constitute a complete description of a company's system of corporate governance, with specific reference to each of the fourteen principal guidelines (the "TSX Guidelines") set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company's system differs from those guidelines, or to the extent that the guidelines do not apply to a company's system, the statement must explain any difference or inapplicability. The Canadian Securities Administrators ("CSA") has recently adopted rules relating to audit committees and further changes are expected as the CSA has published for comment draft rules and policies relating to disclosure of corporate governance practices and draft amendments to its rules relating to audit committees. Since the CSA rules relating to corporate governance are not yet in effect, the following report will describe the corporate governance practices of the Corporation compared to the TSX's Guidelines.

TSX Guideline	The Corporation's Practice
(1) The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	The board of directors (the "Board") assumes responsibility for stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management which is responsible for the day-to-day conduct of the business.
(a) adoption of a strategic planning process;	The Board periodically undertakes a review of the Corporation's strategic direction.
(b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	The Board, in conjunction with management, determines the principal risks associated with the Corporation's business based on its knowledge and experience in the mining industry and the general business environment and economic conditions.
(c) succession planning, including appointing, training and monitoring senior management;	The Board actively monitors its management but has no plan of succession in place.
(d) a communications policy for the corporation; and	The Corporation communicates all material information to it's shareholders in a timely, non-selective manner. The President is primarily responsible for setting the communications policy which is put into effect by the Corporation's management.
(e) the integrity of the corporation's internal control and management information systems.	The Corporation's internal control and management systems are monitored by the Audit Committee. The Audit Committee oversees the financial reporting process.

TSX Guideline	The Corporation's Practice
(2) *The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.*	3 out of 5 directors of the Corporation are unrelated. Mr. Jerry D. Blackwell is the President of the Corporation, Mr. Lyle R. Hepburn is a member of a law firm providing legal services to the Corporation and, as such, is considered to be a related director. The Corporation is of the view that the presence of the aforementioned related directors is key to the effective corporate governance of the Corporation.
(3) *The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.*	Mr. Jerry D. Blackwell and Mr. Lyle R. Hepburn are the only related directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director's ability to act in the best interest of the Corporation.

TSX Guideline	The Corporation's Practice
(4) The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Board is of the view that given its size, a separate committee is not necessary. The Board as a whole bears this responsibility.
(5) Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	No specific process is now in place. The assessment process is ad-hoc. Given the small size of the Board, performance of the directors and its committees is readily apparent.
(6) Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	There is no formal orientation program in place. Prior to any new directors being elected, the Board will consider implementing either a formal or informal orientation procedure for new directors.
(7) Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Each year, the Board reviews and decides on its size and composition. At present, the Board is comprised of 5 directors. The directors believe that the proposed size is appropriate to remain efficient and effective.
(8) The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	The Compensation Committee reviews the compensation of both officers and directors. The directors to date have been periodically awarded stock options from the Corporation's Stock Option Plan and given the financial position of the Corporation, this has been considered adequate.
(9) Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	The Compensation Committee and the Audit Committee are composed of outside directors, all of whom are unrelated.
(10) Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things,	The Board is responsible for developing and reviewing the Corporation's approach to all matters of corporate governance, including the Corporation's response to the TSX Guidelines.

TSX Guideline	The Corporation's Practice
be responsible for the corporation's response to these governance guidelines.	
(11) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	There is no specific mandate for the Board since the Board has plenary power. The Corporation's goals are set each year by the Board, including the general mandate to maximize shareholder value. Frequently, the Board reviews the Corporation's progress in meeting those goals.
(12) Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.	The Corporation's President, Mr. Jerry D. Blackwell serves as the chair for meetings of the Board. The Board has considered the issue of an independent chair of the Board. In light of Mr. Blackwell's role in the successful development of the Corporation, the Board has determined Mr. Blackwell to be uniquely suited to fulfill the role of chair at meetings of the Board.
(13) The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee consists entirely of outside directors, all of whom are unrelated. The Audit Committee establishes and periodically reviews the Corporation's internal controls. The Audit Committee meets regularly with the outside auditors and reviews their reports prior to issuance. The Board has adopted a Charter which sets out the Audit Committee's duties and responsibilities.

TSX Guideline	The Corporation's Practice
(14) The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Directors may engage outside advisors, subject to the approval of the Board.